July 28, 2014

Via Edgar

Ms. Block
Attorney Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Re:	Royal Bakery Holdings, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1(the “Amended Registration Statement No. 2”)
Filed July 2, 2014
File No. 333-193143

Dear Ms. Block:

The Company has received your letter dated July 17, 2014 providing comments to the Company’s Amended Registration Statement No. 2.  The Company has set forth below in bold the comments in your letter followed by its response to each comment.

Simultaneous with the submission of this letter to you, the Company is (i) filing on the EDGAR filing system of the U.S. Securities and Exchange Commission an amendment to the Amended Registration Statement No. 2 (the “Amended Registration Statement No. 3”) and (ii) submitting as correspondence on the EDGAR system a copy of the Amended Registration Statement No. 3 marked to show additions (double underline) and deletions (strike through) to the Amended Registration Statement No. 2 so that you can better see and understand the changes that have been made in response to your comments.

Prospectus Summary, page 1

Royal Bakery and its Business, page 1

1.	In the opening paragraph, please revise to also provide revenues for the years ended December 31, 2013 and 2012 and interim stub. Please also provide net losses for the interim stub.

We have revised the Amended Registration Statement No. 3 to include the revenue and net losses information requested.

Management, page 2

2.	We note your response to our prior comment 6. Please revise the Management discussion on page 2 to briefly state the fact that your CEO and CFO currently reside in Hong Kong, if currently true.

We have revised the Amended Registration Statement No. 3 to disclose that the CFO and CEO reside in Hong Kong.

July 28, 2014

Results of Operations, page 16

3.
We note the disclosure that you bought food from Majestic Production and resold it to Hongry Kong at a 6.1% markdown. Please clarify if this is a markdown from the price you originally paid for the food or if it a 6.1% markdown from the retail price the food would be sold to end consumers for. Please explain the business reasons for the markdown.

We have revised the Amended Registration Statement No. 3 per your comment.

Description of Business, page 20

Food and Product Sales, page 25

4.
We note your response to our prior comment 12 and reissue in part. It seems based on your agreement with Majestic that if you were to fail to purchase the required amounts you could lose your 5% purchase discount or Majestic Production might choose to discontinue doing business with you. If these are potential consequences please revise to state so in this section. In the alternative please explain to us in your next response letter why these are not potential consequences based on the terms of that agreement.

We have revised the Amended Registration Statement No. 3 per your comment.

Our Business Strategies, page 25

5.
We note your disclosure here that you plan to introduce a series of smart phone apps, social networking tools and mobile catering. To the extent you discuss future plans like these, please update your disclosure to include a timeline, any costs associated with implementing this plan, and any need for additional financing. If financing currently is not available, please also make that clear.

We have revised the Amended Registration Statement No. 3 per your comment.

Security Ownership of Certain Beneficial Owners, page 31

6.	Please disclose the natural person who has voting and dispositive control over the shares owned by Egg Tart Café.

We have revised the Amended Registration Statement No. 3 to disclose who has the voting and dispositive control over the shares owned by Egg Tart Café.

July 28, 2014

In addition to the above responses to your comments, the Company hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me.

Sincerely,

Royal Bakery Holdings, Inc.

/s/ Tommy Yu Yan Cheung
Chief Executive Officer

cc:           Heather Clark
                Linda Cvrkel
John Dana Brown